MAX BERUEFFY

SVP — Senior Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

November 7, 2019

Via EDGAR and E-mail

Mr. Sonny Oh, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             Protective Dimensions IV Variable Annuity

Protective Variable Annuity Separate Account

Registration Statement on Form N-4

File Nos. 333-233415; 811-08108

Dear Mr. Oh:

On August 22, 2019, Protective Life Insurance Company (“Protective Life” or the “Company”) and Protective Variable Annuity Separate Account (the “Account”) filed the above-referenced initial registration statement on Form N-4 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Registration Statement”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”).  On behalf of the Company and the Account, we are transmitting this letter in response to comments received from the staff of the Commission (“Commission Staff”) in a letter to counsel for the Company dated October 18, 2019 and in anticipation of filing with the Commission Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement.

The paragraphs below provide the Company’s response to each comment raised by the Commission Staff.  For the Commission Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  We have enclosed pages from the draft Amendment marked to indicate the changes from the Registration Statement that we propose to make in response to the Commission Staff’s comments.

General

1.              We note that portions of the registration statement are missing information, contain bracketed disclosure, or are to be filed by pre-effective amendment.  We may have further comments when you supply the omitted information.

Response:                 The Company confirms that all missing information, including all exhibits, will be filed in the Amendment to the Registration Statement.

2.              Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response:                 The Company acknowledges the Commission Staff comment.

3.              Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Contact features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response:                 There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract.  The Company is solely responsible for paying out on any guarantees associated with the Contract.

Rate Sheet Supplement

4.              Since you describe how the Rate Sheet Supplement (“RSS”) may be superseded later in the RSS, please delete the second to last sentence of the second paragraph.

Response:                 The Company has made the recommended change.

Front Cover Page

5.              In the first sentence of the second paragraph following the list of Funds, please replace “basic information” with “a description of all material features”.

Response:                 The Company has made the recommended change.

Definitions (page 3)

6.              Highlight the last sentence in the definition of “Prohibited Allocation Instruction” on page 4 as well as the corresponding disclosure in the first sentence under “Prohibited Allocation Instructions” on page 50 of the prospectus.

Moreover, in light of the adverse consequences identified in these sections, please state on page 50, that the Company will give the Owner notice and an opportunity to cure before terminating the rider for any violation of these allocation restrictions.

Response:                 The Company has highlighted the suggested language in the Prohibited Allocation Instruction definition as well as the Prohibited Allocation Instruction section of the Prospectus.  In addition, disclosure regarding procedures utilized by the Company to give the Owner notice and an opportunity to cure before terminating the SecurePay FXi rider has been added where applicable.

Fees and Expenses (page 5)

7.              Based on the first sentence of the Q&A on page 10 and the description of the Premium Based Charge at the bottom of page 56, the staff believes it is potentially misleading to state “None” for sales charge imposed on Purchase Payments.  Accordingly, the Annual Premium Based Charge in the “Periodic Fees and Charges” table should be reflected in the line item captioned “Sales Charge Imposed on Purchase Payments” in the “Owner Transaction Expenses” table above.

Response:                 The Premium Based Charge is not a transaction-based charge and is not deducted from the Purchase Payment.  It is a Contract level charge assessed quarterly for the first 7 Contract years — a period that runs concurrently with the surrender charge period.  The charge is equal to the quarterly fee percentage multiplied by the aggregate Purchase Payments.  The quarterly fee decreases as premium breakpoints are reached.  Accordingly, the Company believes it is correctly disclosed in the Fee and Expense Tables as a periodic charge.

8.              Under “Optional Benefit Charges,” please add a footnote to Maximum Quarterly Value Death Benefit Fee to reflect similar details as is provided in footnote 3 for the Maximum Anniversary Value Death Benefit Fee.

Response:                 The Company has made the recommended change.

Protective Life Insurance Company (page 12)

9.              To avoid investor confusion as to whether the Company’s financial strength and claims paying ability have any impact on the investment performance of the Separate Account subaccounts, please delete the last clause of the last sentence of the second paragraph, which reads “and making investment decisions under the Contract.”

Response:                 The Company has removed the clause as recommended by the Commission Staff.

Description of the Contract (page 22)

10.       Under “Purchase Payments,” please revise the end of the first sentence on page 24 to read “after the earlier of two years ….”  See, e.g., the last bullet point on page 39.

Response:                 The Company has revised the end of the first sentence on page 24 to match the last bullet point on page 39.

11.       In the first paragraph under “Right to Cancel” on page 24, please provide a cross reference to where state variations are disclosed.

Response:                 The Company has added a cross reference to a new State Variations Appendix.

12.       In “Portfolio Rebalancing” please disclose whether it may be elected with the SecurePay FXi rider.

Response:                 Portfolio rebalancing is required with the SecurePay FXi rider.  The Company has added language to the “Portfolio Rebalancing” section of the Prospectus which discloses that automatic enrollment in the portfolio rebalancing program occurs with the purchase of the SecurePay FXi rider.

13.       Please confirm the accuracy of the second sentence of the fifth paragraph under “Automatic Withdrawals” on page 32.

Response: The Company has confirmed the accuracy of the second sentence.

The Guaranteed Account (page 32)

14.       Please disclose the guaranteed minimum rates for both the Fixed Account and the DCA Accounts.

Response:                 The Company added language to the Prospectus stating that the Owner can find the applicable guaranteed minimum interest rate for both the Fixed Account and the DCA Account on the Contract Specifications Page of the Contract.  The guaranteed minimum interest rate for both the Fixed Account and the DCA Account is set on the Issue Date of the Contract for the life of the Contract.  The Company determines a new guaranteed minimum interest rate for new Contracts once each year in accordance with the National Association of Insurance Commissioners Standard Nonforfeiture Law for Individual Deferred Annuities.  The guaranteed minimum interest rate will not be less than an annual rate of interest of 1%.

Death Benefit (page 34)

15.       Delete the first paragraph following the bullet points under “Optional Maximum Quarterly Value Death Benefit” on page 37.  The disclosure regarding the adjustment for withdrawals does not entirely correspond to the “Adjustment of the Death Benefit Amount for Withdrawals” disclosure that follows.

Response:                 The Company has made the recommended change.

16.       Reconcile with and revise the second sentence of the second paragraph following the bullet points under “Optional Maximum Quarterly Value Death Benefit” on page 37 consistent with the disclosure under “Return of Purchase Payments Death Benefit” and “Optional Maximum Anniversary Value Death Benefits on page 36.

Response:                 The Company has made the recommended change.

17.       Reconcile the first sentence at the top of page 37 regarding the “Optional Maximum Anniversary Value Death Benefits” with the wording of the first sentence of the third paragraph following the bullet points under “Optional Maximum Quarterly Value Death Benefit” on page 37 (i.e., to add the reference to the effect of poor market performance).

Response:                 The Company has made the recommended change.

18.       Please highlight the third paragraph under “Adjustment of the Death Benefit Amount for Withdrawals” on page 38.

Response:                 The Company has highlighted the third paragraph as recommended by the Commission Staff.

Protected Lifetime Income Benefit (“SecurePay FXi”) (page 39)

19.       Under “Rate Sheet Prospectus Supplement Information” beginning on page 43, please disclose that all superseded Rate Sheet Supplements applicable to Contracts issued under this registration statement can be found in an Appendix to the prospectus.

Response:                 The Company has created Appendix H which will contain all superseded Rate Sheet Prospectus Supplement information.  The Company believes this is a more efficient and effective approach for conveying relevant information to Owners than attaching prior Rate Sheet Supplements.

20.       Please highlight the last sentence in the paragraph preceding the example at the bottom of page 44 under “Calculating the Benefit Base Before the Benefit Election Date.”

Response:                 The Company has highlighted the last sentence as recommended by the Commission Staff.

21.       Highlight the last three sentences of the third paragraph under “SecurePay Fee” on page 48.

Response:                 The Company has highlighted the last three sentences as recommended by the Commission Staff.

22.       Please revise the last bullet point on page 50 to make clear what takes place under these circumstances, i.e., rider may terminate but owner then receives benefit of the rider, in contrast to first 3 bullet points where rider is terminated with no benefits paid out.

Response:                 The Company has revised the structure of the bullet points in the section “Terminating the SecurePay FXi Rider” into two sections to more effectively disclose the various outcomes of the SecurePay FXi rider termination.

Charges and Deductions (page 56)

23.       Please disclose what is provided in exchange for the Contract Maintenance fee on page 62.

Response:                 The Company has added language to the Contract Maintenance Fee section to disclose that the Contract Maintenance Fee compensates Protective for expenses related to the administration of the Contract.

Annuity Payments (page 62)

24.       Please explain supplementally how the SecurePay FXi is a guaranteed “lifetime” benefit if it terminates on the Annuity Date (i.e., the Contract does not provide for the greater of the Secure Pay Withdrawal Amount or the annuity payment on the Annuity Date).

Response:   Although the SecurePay FXi rider will terminate if the Contract is annuitized, an Owner must first make a decision to annuitize the Contract and thereby voluntarily terminate the SecurePay FXi rider.  There are also other actions that an Owner could take to voluntarily terminate the rider, such as failing to comply with the investment guidelines, or changing the Covered Persons.  Whether an Owner voluntarily takes action that results in the termination of the SecurePay FXi rider does not alter the availability of the rider as a “lifetime” benefit.

An Owner can also choose not to annuitize the Contract early and the Contract may reach the maximum annuitization date.  As the Commission Staff is aware, a maximum annuitization date is required in order for the Contract to be treated as an annuity contract for federal tax purposes.  So that the Covered Person does not lose the economic benefit of the SecurePay FXi rider once the maximum annuitization date is reached, the Company provides that the Covered Person may elect annuity payments calculated on the basis of the remaining Contract Value, or the Annual Withdrawal Amount (“AWA”) under the SecurePay FXi rider.  If the Owner does not select an Annuity Option, the monthly annuity payments would be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10 year Certain Period.  In either case, the Owner receives the economic benefit of the “lifetime” benefit of the SecurePay FXi rider or possibly a greater amount.

25.       Under “Additional Option” on page 64, please also discuss the impact that frequency of payments has on the amount of annuity payments.

Response:                 The Company has revised the “Additional Option” section to disclose that generally, more frequent payments will result in smaller aggregate annual annuity income than a single lump sum payment at the end of the year due to interest being applied to an annuity value that is decreasing throughout the year.

Yields and Total Returns (page 65)

26.       Under “Yields”, please specify that the yields to be provided are based on the SEC Standardized Performance formula.

Response: Information regarding current yield of the Oppenheimer Government Money Fund/VA, is calculated in accordance with the SEC’s requirements for “standardized” yields.  Performance information for the Oppenheimer Government Money Fund/VA, as well as performance information for the other Sub-Accounts is available at https://apps.myprotective.com/vavulperformance/Views/default.aspx.

27.       In the third sentence of the first paragraph under “Standardized Average Total Returns,” please clarify that this is the “SEC standardized version of average annual total return.”

Response:                 The Company has made the recommended changes to the third sentence.

Appendices (begin after page 81)

28.       For Appendix A, please retain disclosure deleted from footnotes M on page A-2, L on page A-4, and K on page A-6 to provide a more complete examination.

Response:                 The Company has made the recommended changes.

29.       For Appendix B, please fill in all numbers in the chart designated in Roman numerals, for example, “iv” on page B-3.  Also in the third column of the first row on page B-3, please delete the first set of bullet points beginning with “Allocating the surrender amounts to the three Purchase Payments ….” as it is more appropriately disclosed at end.

Response:                 The Company has made the recommended changes.

30.       Please supplementally explain why Appendix D is included.

Response:                 In response to the Commission Staffs’ comment, the Company has removed the Condensed Financial Information from Appendix D.

31.       For Appendix E, please either delete footnotes A and B on page E-2 of the chart and add the disclosure to the text or add the footnotes to the text where appropriate.  In addition, please confirm all footnotes have been appropriately reflected in chart, e.g., footnote J does not appear in chart and multiple footnotes like K through W seem to appear next to blank spaces.

Response:                 The Company has made the recommended changes and confirms that all footnotes have been appropriately reflected in the chart.

32.       For Appendix E, footnotes E and G should explain that the new Benefit Base will be the greatest of the Benefit Base, SecurePay Roll-Up Value, or the Highest Quarterly Value.  See formula to calculate Benefit Base preceding “SecurePay Highest Quarterly Value” on page 44 of prospectus.

Response:                 The Company has made the recommended change.

Part C

33.       Please relabel Exhibit 24(b)4.(1) to match the name of the death benefit in the prospectus.

Response:                 The Company has made the recommended change.

*  *  *  *  *

In addition to the enclosed marked pages, please note that the Company has made certain non-material and stylistic changes to the prospectus disclosure.

The Company intends to file with the Commission the Amendment as soon as practical.  Acceleration requests from the Company and from the principal underwriter will accompany the Amendment and will request acceleration of the effectiveness of the Registration Statement to November 15, 2019.  Any assistance you can provide the Company in meeting this request would be very much appreciated.

Please do not hesitate to call the undersigned at (205) 268-3581, or our counsel Thomas Bisset at (202) 383-0118 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

Max Berueffy
SVP, Senior Counsel

cc:	Ms. Sally Samuel
Mr. Thomas Bisset

Supplement Dated November 15, 2019

(for Applications signed on or after November 15, 2019) to the

Prospectus dated November 15, 2019 for

Protective Dimensions IV

Issued by

Protective Life Insurance Company

Protective Variable Annuity Separate Account

This Rate Sheet Prospectus Supplement should be read carefully and retained with the Prospectus dated November 15, 2019 for the Protective Dimensions IV variable annuity. You may obtain a current Prospectus by calling 1-800-456-6330.

This Rate Sheet Prospectus Supplement provides the current Roll-up percentage and Maximum Withdrawal Percentage under the SecurePay FXi living benefit rider as described in the “PROTECTED LIFETIME INCOME BENEFIT-Determining the Amount of Your SecurePay Withdrawals” section of the Prospectus. This Supplement must be used in conjunction with an effective Protective Dimensions IV variable annuity Prospectus.

The rates below are effective until superseded by a subsequent Rate Sheet Prospectus Supplement. The rates apply for applications that are signed on or after November 15, 2019, and that we receive in Good Order within ten calendar days of the date this Supplement is no longer effective.  We must also receive at least the minimum initial Purchase Payment in the amount and time frame described in the Prospectus. No new Rate Sheet Prospectus Supplement that supersedes a prior Rate Sheet Prospectus Supplement will become effective unless written notice of effectiveness of the new Rate Sheet Prospectus Supplement is given at least 10 business days in advance.

Before submitting your application for a Protective Dimensions IV variable annuity, please obtain a current Rate Sheet Prospectus Supplement. To obtain a current Rate Sheet Prospectus Supplement:

•                  Contact your financial advisor

•                  Contact us toll-free at 1-800-456-6330

•                  http://protective.onlineprospectus.net/protective/ProtectiveDimensionsIVindex.html or

•                  Go to www.sec.gov under File No. 333-233415.

The Roll-up Percentage and the Maximum Withdrawal Percentage applicable to your Contract will not change for the life of your Contract.

ROLL-UP PERCENTAGE

5.50%

MAXIMUM WITHDRAWAL PERCENTAGE

Age of (Younger) Covered Person on the Benefit Election Date	Withdrawal Percentage - (One Covered Person)	Withdrawal Percentage - (Two Covered Persons)
At least 59½ but less than 65 years old	4.00%	3.50%
At least 65 but less than 70 years old	5.15%	4.65%
At least 70 but less than 75 years old	5.40%	4.90%
At least 75 but less than 80 years old	5.70%	5.20%
At least 80 or more	5.75%	5.25%

If you have any questions regarding this Rate Sheet Prospectus Supplement, please contact us toll free at 1-800-456-6330. Please keep this Rate Sheet Prospectus Supplement for future reference.